Exhibit 99.3

VOTING PROXY

THE UNDERSIGNED

Name :

Address :

acting on behalf of (only to be completed if relevant)

Name :

Address :

(the "Principal").

DECLARES AS FOLLOWS

1.
The Principal hereby registers for the annual general meeting of shareholders of Pharvaris N.V. (the "Company") to be held on June 26, 2026 at 4:00 p.m. CEST at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "AGM") and, for purposes of being represented at the AGM, grants a power of attorney to each civil law notary and candidate civil law notary working with NautaDutilh N.V. (the "Proxyholder").

2.
The scope of this power of attorney extends to the performance of the following acts on behalf of the Principal at the AGM:
a.
to exercise the voting rights of the Principal in accordance with paragraph 3 below; and
b.
to exercise any other right of the Principal which the Principal would be allowed to exercise at the AGM.

3.
This power of attorney shall be used by the Proxyholder to exercise the Principal's voting rights in the manner directed as set out below.

Note: If no choice is specified, if multiple choices are specified, or if the voting instruction is otherwise unclear with respect to one or more agenda items, the relevant Proxyholder shall vote "FOR" such agenda item(s).

☐

Agenda item	FOR	AGAINST	ABSTAIN
Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2025			☐
Appointment of PricewaterhouseCoopers Accountants N.V. as the Company’s external independent auditor for the fiscal year ending December 31, 2026			☐
Discharge from liability for the Company's directors with respect to the performance of their duties during the fiscal year ended December 31, 2025			☐

Extension of authorization for the Board to acquire shares and depository receipts for shares in the Company's capital	☐
Re-appointment of Dr. Björk as non-executive director of the Company	☐

4.
This power of attorney is granted with full power of substitution.

5.
The relationship between the Principal and each Proxyholder under this power of attorney is governed exclusively by the laws of the Netherlands. Any dispute arising out of or in connection with this power of attorney shall be submitted exclusively to the District Court of Amsterdam, the Netherlands.

6.
The Principal accepts and agrees that the legal relations with NautaDutilh N.V. arising from this power of attorney are subject to the general terms and conditions of NautaDutilh N.V., on the understanding that references to the Client (as defined therein) are deemed to refer to the Shareholder for such purpose. These general terms and conditions contain, among other provisions, a provision regarding limitation of liability and have been filed with the District Court of Rotterdam. They can be consulted at www.nautadutilh.com and will be provided free of charge upon request.

(signature page follows)

SIGN HERE

Please return this signed proxy via regular mail or e-mail to:

Pharvaris N.V.

c/o General Counsel

Emmy Noetherweg 2

2333 BK Leiden

the Netherlands

investor.relations@pharvaris.com

If the Principal is a beneficial owner of shares in the Company's capital, please enclose:

(i) proof of beneficial ownership of the underlying shares, such as a recent account statement; and

(ii) a signed proxy from its financial intermediary or its agent with whom the shares are on deposit.